UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

MICHAEL P. KRENSAVAGE
KRENSAVAGE ASSET MANAGEMENT, LLC
130 E. 59th St.
11th Floor
New York, NY 10022
(212) 518-1970

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,657,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,657,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,657,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,657,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,657,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS TOO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,097
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 419,097
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS TOO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 419,097
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 419,097
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,076,929
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,076,929
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,076,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MICHAEL P. KRENSAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,076,929
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,076,929
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,076,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of RTI Surgical, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11621 Research Circle, Alachua, Florida 32615.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Krensavage Partners, LP, a Delaware limited partnership (“Krensavage Partners”);

(ii)	Krensavage Partners Too, LP, a Delaware limited partnership (“Krensavage Partners Too”);

(iii)	Krensavage Advisors, LLC, a Delaware limited liability company (“Krensavage Advisors”), which serves as the general partner of Krensavage Partners;

(iv)	Krensavage Advisors Too, LLC, a Delaware limited liability company (“Krensavage Advisors Too”), which serves as the general partner of Krensavage Partners Too;

(v)
Krensavage Asset Management, LLC, a Delaware limited liability company (“Krensavage Asset Management”), which serves as the investment manager of each of Krensavage Partners and Krensavage Partners Too; and

(vi)	Michael P. Krensavage, who serves as the managing member of Krensavage Asset Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 130 E. 59th St., 11th Floor, New York, NY 10022.

(c)           The principal business of each of Krensavage Partners and Krensavage Partners Too is investing in securities. The principal business of Krensavage Advisors is serving as the general partner of Krensavage Partners. The principal business of Krensavage Advisors Too is serving as the general partner of Krensavage Partners Too. The principal business of Krensavage Asset Management is serving as the investment manager of each of Krensavage Partners and Krensavage Partners Too.  The principal occupation of Mr. Krensavage is serving as the managing member of Krensavage Asset Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 74975N105

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Krensavage is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Krensavage Partners and Krensavage Partners Too were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,657,832 Shares directly owned by Krensavage Partners is approximately $10,484,616, including brokerage commissions.  The aggregate purchase price of the 419,097 Shares directly owned by Krensavage Partners Too is approximately $2,130,186, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 9, 2015, the Reporting Persons delivered a letter to Dean H. Bergy, the Issuer’s Chairman, and the Board of Directors (the “Board”).  In the letter, the Reporting Persons expressed their concern with the Issuer’s perennial underperformance, missed guidance and destruction of shareholder wealth.  The Reporting Persons also expressed their belief that the Board should consider exploring all strategic alternatives, including a sale of the Issuer.  The Reporting Persons further stated in the letter that in order to maximize the value that the Issuer could achieve in a sale, the Issuer needs a Board willing to choose competent managers who could run the business efficiently on behalf of the Issuer’s shareholders. A copy of the letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 74975N105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,787,588 Shares outstanding, as of October 27, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 30, 2015.

A.	Krensavage Partners

(a)	As of the close of business on November 6, 2015, Krensavage Partners directly owned 2,657,832 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,657,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,657,832
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Krensavage Advisors

(a)	Krensavage Advisors, as the general partner of Krensavage Partners, may be deemed the beneficial owner of the 2,657,832 Shares owned by Krensavage Partners.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,657,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,657,832
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Krensavage Partners Too

(a)	As of the close of business on November 6, 2015, Krensavage Partners Too directly owned 419,097 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 419,097
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 419,097
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74975N105

(c)	The transactions in the Shares by Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Krensavage Advisors Too

(a)	Krensavage Advisors Too, as the general partner of Krensavage Partners Too, may be deemed the beneficial owner of the 419,097 Shares owned by Krensavage Partners Too.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 419,097
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 419,097
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors Too has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Krensavage Asset Management

(a)
Krensavage Asset Management, as the investment manager of each of Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 2,657,832 Shares owned by Krensavage Partners and (ii) 419,097 Shares owned by Krensavage Partners Too.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 3,076,929
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,076,929
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Asset Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Krensavage Partners and Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Krensavage

(a)
Mr. Krensavage, as the managing member of Krensavage Asset Management, may be deemed the beneficial owner of the (i) 2,657,832 Shares owned by Krensavage Partners and (ii) 419,097 Shares owned by Krensavage Partners Too.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 3,076,929
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,076,929
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74975N105

(c)
Mr. Krensavage has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 9, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and Board of Directors, dated November 9, 2015.

99.2
Joint Filing Agreement by and among Krensavage Partners, LP, Krensavage Partners Too, LP, Krensavage Advisors, LLC, Krensavage Advisors Too, LLC, Krensavage Asset Management, LLC and Michael P. Krensavage, dated November 9, 2015.

CUSIP NO. 74975N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2015

Krensavage Partners, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Advisors Too, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

/s/ Michael P. Krensavage
Michael P. Krensavage

CUSIP NO. 74975N105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

KRENSAVAGE PARTNERS, LP

704	5.6433	10/06/2015
44,537	4.9175	10/21/2015
605,738	4.6938	10/29/2015
61,258	4.1000	10/30/2015
217,458	3.9922	11/02/2015
72,940	3.9473	11/03/2015
5	3.9715	11/06/2015

KRENSAVAGE PARTNERS TOO, LP

47,534	5.6208	10/05/2015
1,517	5.4698	10/05/2015
35,262	5.6433	10/06/2015
6,991	4.9175	10/21/2015
94,262	4.6938	10/29/2015
9,429	4.1000	10/30/2015
36,146	3.9922	11/02/2015
8,989	3.9473	11/03/2015
5,487	3.9715	11/06/2015